Filed pursuant to Rule 424(b)(3)

Registration Statement No. 333-263883

Prospectus Supplement No. 1

(To Prospectus dated June 2, 2022)

DAKOTA GOLD CORP.
106 Glendale Drive, Suite A,
Lead, South Dakota, 57754
(605) 906-8363

This prospectus supplement updates, amends and supplements the prospectus dated June 2, 2022 (the "Prospectus"), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-263883). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with the information contained in our Current Report on Form 8-K (the "Current Report"), filed with the SEC on June 7, 2022. Accordingly, we have attached the Current Report to this prospectus supplement.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

Dakota Gold Corp.'s common stock is traded on the NYSE American stock exchange under the symbol "DC." On June 6, 2022, the closing price of our common stock was $4.05.

We are an "emerging growth company" under federal securities laws and are subject to reduced public company reporting requirements. Investing in our securities involves certain risks. See "Risk Factors" beginning on page 9 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 7, 2022.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 2, 2022

DAKOTA GOLD CORP.
(Exact name of registrant as specified in its charter)

Nevada	001-41349	85-3475290
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

106 Glendale Drive, Suite A,
Lead, South Dakota 57754
(Address of principal executive offices) (ZIP Code)

Registrant’s telephone number, including area code: (605) 906-8363

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act: None

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b -2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01. Other Events.

On June 2, 2022, Dakota Gold Corp. ("Dakota Gold" or the "Company") announced the results of its first drill hole, MA22C-001, at the Maitland Gold Project located approximately three miles north and contiguous with the Homestake Mine.

MA22C-001 was drilled to test for iron formation up-plunge from the North Drift mineralization that was discovered by Homestake Mining Company in the late 1980s. The North Drift gold mineralization is located from 6,600 feet to 5,800 feet below the surface. MA22C-001 was designed to test the False Bottom structures, the Maitland Anticline, and the Maitland Syncline closer to the surface. The mineralized zones are significantly shallower than the intercept depth down hole due to the shallow angle of the drill hole.

Several intervals of Homestake Formation, the host unit of the gold mineralization at the Homestake Mine, were encountered at various depths down the hole. Gold mineralization at the Homestake Mine is associated with quartz-carbonate veins, chlorite selvages, and arsenopyrite-pyrrhotite-pyrite sulfides. These types of key alteration have been observed within the two holes that have been completed.  Thin zones of this type of mineralization were encountered in four intervals of MA22C-001. Three of these intervals contained anomalous gold values (see Table 1) that will be used for vectoring future step-out drilling.

A Tertiary, breccia zone was encountered from 2,286.0 feet to 2,307.4 feet in MA22C-001. This breccia consisted of Precambrian clasts with thin calcite-pyrite lined veinlets. An interval of increased brecciation and veining from 2,291.0 feet to 2,307.4 feet contained 0.195 oz/ton gold and 1.290 oz/ton silver. Step-out drill holes are planned to test the extent and width of this zone of Precambrian hosted, Tertiary mineralization which is a previously overlooked target type in the Maitland area.

Table 1.  MA22C-001 Highlighted Drill Results (Imperial Units)

Hole #	From (feet)	To (feet)	Interval* (feet)	Formation	Gold (oz/ton)	Silver (oz/ton)
MA22C-001	603.1	606.0	2.9	Homestake Fm.	0.010	0.011
MA22C-001	2291.0	2307.4	16.4	Tertiary Breccia	0.195	1.290
MA22C-001	2885.1	2894.7	9.6	Homestake Fm.	0.039	0.007
MA22C-001	2908.0	2918.4	10.4	Homestake Fm.	0.018	0.020

*True thickness not known.

James M. Berry, a Registered Member of SME and Vice President of Exploration of Dakota Gold Corp., is the Company's designated qualified person for this disclosure as defined in Subpart 1300 - Disclosure by Registrants Engaged in Mining Operations of Regulation S-K and has reviewed and approved its scientific and technical content.

The ranges of potential tonnage and grade (or quality) disclosed above in respect of the Maitland Gold Project are conceptual in nature and could change as the proposed exploration activities are completed. There has been insufficient exploration of the Maitland Gold Project to allow for an estimate of a mineral resource and it is uncertain if further exploration will result in the estimation of a mineral resource. The disclosure above in respect of the Maitland Gold Project therefore does not represent, and should not be construed to be, an estimate of a mineral resource or mineral reserve.

Quality Assurance/Quality Control consists of regular insertion of certified reference materials, duplicate samples, and blanks into the sample stream. Check samples will be submitted to an umpire laboratory as the drill program progresses. Assay results are reviewed, and discrepancies are investigated prior to incorporation into the Company database. Samples are submitted to the ALS Geochemistry sample preparation facility in Twin Falls, Idaho. Gold analyses are performed at the ALS Geochemistry laboratory in Reno, Nevada or Vancouver, British Columbia, and multi-element geochemical analysis are completed at the ALS Minerals laboratory in Vancouver, British Columbia. ALS Minerals is an ISO/IEC 17025:2017 accredited lab.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
99.1	Press Release, dated June 2, 2022
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DAKOTA GOLD CORP.
(Registrant)
Date: June 7, 2022

	By:	/s/ Shawn Campbell
Name: Shawn Campbell
Title: Chief Financial Officer